02028243

CITY DEVELOPMENTS LIMITED
城 市 發 展 有 限 公 司
A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
Tel: 6877 8228 (30 LINES) Fax: 6223 2746

Our Ref : GCSS-EL/0679/02/LTR

30 March 2002

02 APR -3 AM 8:1

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 25 March 2002 (New Subsidiary Company – Edenspring Properties Pte Ltd); and

(ii) Announcement dated 27 March 2002 (Full Year Financial Statement and Dividend Announcement).

Regards,

PROCESSED
APR 19 2002
THOMSON
FINANCIAL
P

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 4/9

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

MASNET No. 103 OF 27.03.2002
Announcement No. 103

02 APR -3 AM 8:1

CITY DEVELOPMENTS LIMITED

Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31 December 2001. These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		2001	2000 (Restated)	Change	2001	2000 (Restated)	Change
1.(a)	Turnover	2,227,002	2,626,328	(15.2)	434,092	249,120	74.3
1.(b)	Investment income	8,320	4,014	107.3	100,623	21,346	371.4
1.(c)	Other income including interest income	65,625	112,221	(41.5)	33,954	43,264	(21.5)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, and exceptional items	653,738	958,809	(31.8)	241,455	219,634	9.9
2.(b)(i)	Interest on borrowings	(233,542)	(247,747)	(5.7)	(48,301)	(46,197)	4.6
2.(b)(ii)	Depreciation and amortisation	(206,299)	(201,725)	2.3	(15,110)	(17,938)	(15.8)
2.(c)	Exceptional items	(80,562)	(23,525)	242.5	(34,834)	315,529	(111.0)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, and exceptional items	133,335	485,812	(72.6)	143,210	471,028	(69.6)

		Group			Company		
		S$'000		%	S$'000		%
		2001	2000 (Restated)	Change	2001	2000 (Restated)	Change
2.(e)	Income derived from associated companies	5,551	60,347	(90.8)	0	0	0
2.(f)	Less income tax	(66,535)	(150,057)	(55.7)	(40,566)	(44,643)	(9.1)
2.(g)(i)	Operating profit after tax before deducting minority interests	72,351	396,102	(81.7)	102,644	426,385	(75.9)
2.(g)(ii)	Less minority interests	(30,708)	(109,355)	(71.9)	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	41,643	286,747	(85.5)	102,644	426,385	(75.9)
2.(i)(i)	Extraordinary items	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	41,643	286,747	(85.5)	102,644	426,385	(75.9)

Comparative figures have been restated to conform with the current year's presentation (refer to Explanatory Notes (I) on Changes in Accounting Policies).

Explanatory Notes

I) **Changes in Accounting Policies**

In compliance with new and revised Statements of Accounting Standards ("SAS"), the Group has modified its accounting policies in relation to the following:-

a) Extraordinary Items

Items outside the normal trading activities which were previously classified as Extraordinary Items are now presented before arriving at Profit before Taxation in accordance with the revised SAS 8 on "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies". These items have now been included in Exceptional Items for the purposes of this announcement.

b) Proposed Final Dividend

In accordance with SAS 10 on "Contingencies and events occurring after the balance sheet date", proposed final dividend which was previously recognised at the balance sheet as a liability is now recognised only upon approval by the Company's shareholders. As a result, the opening retained earnings have been restated by adding back the proposed dividend of $45.4 million for the financial year ended 31 December 2000.

c) Intangible Assets

In line with SAS 34 on "Intangible Assets", pre-operating expenses will be written off in the year incurred. Goodwill arising on acquisitions will be stated at cost less impairment losses, and will be amortised over its estimated useful live of not more than 20 years. Consequently, Deferred Expenditure has been reclassified as either Intangible Assets or Deferred Financial Charges and $4.3 million has been adjusted against opening retained earnings.

d) Employee Benefits

Obligations for short-term employee benefits in the form of accumulating compensated balances have been provided for in accordance with SAS 17 on "Employee Benefits". These obligations are provided when the employees render services that increase their entitlement to future compensated absences. This policy has been applied retrospectively by adjusting the opening retained earnings as at 1 January 2000 and 2001 by $1.4 million and $1.9 million respectively.

e) Other Standards

The adoption of SAS 22 (Business Combination), SAS 31 (Provisions, Contingent Liabilities and Contingent Assets), SAS 32 (Financial Instruments: Disclosure and Presentation), SAS 35 (Discontinuing Operations) and SAS 36 (Impairment of Assets) has not given rise to any adjustments to the opening retained earnings of 2000 and 2001.

(II) **Depreciation and amortisation (refer to item 2(b)(ii))**

	Group	
	2001	2000
	$'000	$'000
Depreciation	200,702	189,909
Amortisation	5,597	11,816
	206,299	201,725

(III) **Exceptional Items (refer to item 2(c))**

	Group		
	Gross	Minority Interests	Net
	$'000	$'000	$'000
Impairment losses for investment properties	27,303	2,721	24,582
Allowance for foreseeable losses for development properties	51,144	-	51,144
	78,447	2,721	75,726
Allowance for diminution in value of long term equity investments	2,115	-	2,115
	80,562	2,721	77,841
Total Impairment losses and Allowance for foreseeable losses on properties are reflected in :-			
Exceptional items (as shown above)	78,447	2,721	75,726
Income derived from associated companies	25,500	-	25,500
	103,947	2,721	101,226

In 2000, exceptional items for the Group totalling $23.5m comprised mainly write-down of long term assets ($28.5m) partially offset by the write-back of allowance for diminution in value of interest in long term investments.

In 2001, exceptional items for the Company totalling $34.8m arose from the allowance for foreseeable losses for development properties. In 2000, exceptional items of $315.5 million for the Company arose mainly from the surplus of cash distribution from a capital reduction exercise of a subsidiary.

Group Figures

		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	3.25%	15.08%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	1.05%	7.33%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on existing issued share capital	5.20 cents	35.80 cents
	(ii) On a fully diluted basis	NA	NA
3.(d)	Earnings per share based on 2(j) above:- (i) Based on existing issued share capital	5.20 cents	35.80 cents
	(ii) On a fully diluted basis	NA	NA
3.(e)	Net tangible asset backing per ordinary share	$4.93	$4.86

The figures for the previous year have been restated to conform with current year's presentation.

With the adoption of SAS 8 (refer Explanatory Note I(a) for details), the profit figures reported in Items 2(h) and 2(j) are the same. The calculation of basic earnings per share (refer to item 3(c)(i) & 3(d)(i)) is based on profit after taxation and minority interests of $41,643,000 (restated 2000: $286,747,000) and 801,021,724 ordinary shares in issue.

Net tangible asset backing per share (refer to item 3(e)) is based on book value of our assets in accordance with the Group's accounting policy.

		Group			Company		
		S$'000		%	S$'000		%
		2001	2000 (Restated)	Change	2001	2000 (Restated)	Change
4.(a)	Sales reported for first half year	1,164,232	1,197,259	(2.8)	210,844	59,750	252.9
4.(b)	Operating profit [2(g)(i) above] reported for first half year	141,234	205,093	(31.1)	67,997	65,879	3.2
4.(c)	Sales reported for second half year	1,062,770	1,429,069	(25.6)	223,248	189,370	17.9
4.(d)	Operating profit [2(g)(i) above] reported for second half year	(68,883)	191,009	(136.1)	34,647	360,506	(90.4)

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

Taxation is based on profit for the year adjusted for items disallowed for tax purposes. The tax charge for the Group includes an overprovision of $18,236,000 (2000: overprovision of $5,948,000) in respect of prior years.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
2001	$0.00
2000	$0.00

5.(d) Any other comments relating to Paragraph 5

Item 5(c) relates to profit on sale of long term equity investments only.

6. Segmental Results

	Group			
	Turnover		Profit before Interest and Tax	
	2001	2000	2001	2000 (Restated)
	$'000	$'000	$'000	$'000
By Activity:				
Property development	458,731	611,825	82,666	253,453
Hotel operations	1,493,566	1,743,521	189,036	374,666
Rental	216,478	206,194	67,248	77,977
Others	58,227	64,788	(16,571)	(13,450)
	2,227,002	2,626,328	322,379	692,646
By Geographical Location:				
East Asia/South East Asia	1,088,956	1,245,823	190,220	450,206
North America/Europe	986,713	1,190,181	109,449	240,177
Australia/New Zealand	151,333	190,324	22,710	2,263
	2,227,002	2,626,328	322,379	692,646

7.(a) Review of the performance of the company and its principal subsidiaries

The Group achieved turnover of $2.2 billion for the year ended 31 Dec 2001(2000: $2.6 billion) and recorded a pretax profit of $138.9 million (restated 2000: $546.2 million). After-tax profit attributable to shareholders was $41.6 million (restated 2000: $286.7 million). The decrease in profit is largely due to lower contributions from the property and hotel operations and lower share of profits from associated companies. The reasons for lower contribution from property operations are fewer projects completed and sold in the year and provisions made for development and investment properties amounting to $101million.These provisions were necessary in the light of the weak economy compounded by excessive price cuts by a number of developers. Profits from hotel operations have also declined significantly as a result of the global economic slowdown and 9/11.

Unlike all the other listed Singapore property companies that do not depreciate their investment properties, the Group continues to adopt a conservative accounting policy of depreciating these properties. This resulted in a total depreciation charge of $200.7 million (2000: $190 million) for the year.

Property

2001 was a challenging year with the Singapore economy in severe recession when we launched three new projects. The first was Goldenhill Park Condominium in March 2001 which received a healthy take-up rate at a time when the market had started to show signs of activity. However, when some developers slashed prices, our subsequent sales were affected.

Our second project launch, in July, was Changi Rise Condominium. It received an even healthier response until the aftermath of 9/11 when some developers drastically cut prices a second time.

On both occasions, we did not engage in a price war. Our decision was taken to protect value for our early purchasers without succumbing to extreme price adjustments. This practice creates goodwill with our buyers and at the same time will not unnecessarily destroy shareholder value. It was a strategy which proved prescient. Goldenhill was relaunched in January 2002 without any price reduction while Changi Rise was relaunched a month later at even higher rates than its initial launch. The healthy reception to these relaunches confirmed that we were correct in our strategy to remain calm and not over-react. This was reinforced when our third launch, Nuovo Executive Condominium, was sold out within a week in November. This project turned sentiment around dramatically and helped kick-start buying interests.

Although the Group successfully launched the three new projects, virtually all contributions from these projects will be recognised from 2002 and beyond. No provisions were required for these three projects.

The year under review was also very trying for the commercial sector. Rental rates in Singapore fell by an average of 16-17%. As the recession led to a number of companies either closing down, downsizing operations, or sub-letting their offices, some landlords scrambled to fill up vacancies with a rate war. However, these were mitigated by the limited supply of new office space coming onstream. As a result, occupancy rates declined a mere 0.9%. Notwithstanding these difficult conditions, the Group achieved a 5% increase in rental income.

The retail sector was relatively stable with the Group's suburban mall recording healthy occupancy and rental rates.

The Group invested in two projects in Seoul, South Korea, amounting to US$70 million. The first was a 50%-stake in the US$100 million Seoul City Tower in Hangang-ro. Completed at the end of 2001, the project is now almost fully leased. The second is a 50%-stake in the US$40 million Myeongdong Central in Myeongdong I-ga which was completed in March 2002. Leasing for the latter project is progressing well.

Hotels

The performance of our hotels reflect the continuance of the weakened market conditions which sharply deteriorated following 9/11 and affected what is traditionally our most profitable period, with the most pronounced effect on our US and London hotels. The Asian operations were less impacted. Australian and New Zealand hotels performed well and reported slightly higher earnings.

The impact of 9/11, together with the higher depreciation charges relating mainly to the refurbishment of the Regal Hotels in the United States to the Millennium standard, resulted in lower contribution from M&C.

There was some concern over the damage sustained to our Millenium Hilton in New York but the structure of the building is certified to be sound. The hotel will remain closed for the foreseeable future. It is fully insured for property damage and loss of business but the quantum of claims have yet to be determined.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

The Directors are of the view that no item, transaction or event of a material and unusual nature has arisen in the interval between 31 December 2001 and the date of this announcement which would substantially affect the results of the year under review.

8. Commentary on current year prospects

Property

While the Singapore economy is improving on the back of the U.S. economic recovery, unemployment remains high due to restructuring and consolidation of operations by companies. Responding to the economic downturn and 9/11, the Government announced a series of measures to stabilise the property market. These include withholding Government land sales, withdrawal of anti-speculation measures for the property market introduced in 1996, and freeing up of the Singapore dollar for the purchase of residential properties and some tax concessions for properties. These measures would have had beneficial effects on the Group's performance but as they were announced in the last quarter of the year, their impact on the year under review was minimal. In addition, the housing loan interest environment is at an all-time low, with banks competing to offer lower mortgage rates.

The effects of these measures combined with an anticipated economic recovery in the second half of 2002 should contribute to an improvement in 2002 compared to 2001, particularly for the residential sector. The three residential projects launched by the Group in 2001 should register good profit contribution from 2002. In total, 6,105 units were sold in Singapore in 2001 compared to 4,762 units in 2000. Since the start of 2002, the Group has sold more than 400 units including sales of Phase 2 of Goldenhill Park Condominium and Phase 2 of Changi Rise Condominium. All these sales indicate that the market is on the road to recovery.

The Group continued to replenish its land bank selectively with the strategic purchase of two parcels of land. The first was a freehold site in Robertson Quay for $78 million and the second was a successful tender for a site for an Executive Condominium development in Pasir Ris for $51 million. Both projects are expected to be profitable.

Additional projects to be launched in 2002 , which are in the more popular mid- and low-market segments, include:

- Goldenhill Villas (83 freehold landed housing units in Ang Mo Kio Avenue 1)
- Monterey Park Condominium (280 freehold units in West Coast Rise)
- Upper Changi Road Parcel 2 (648 leasehold units in Upper Changi Road East)
- Pasir Ris Executive Condominium (274 leasehold units in Pasir Ris Drive 4)
- Robertson Quay (201 freehold residential apartments and 13 shops/restaurants off Mohamed Sultan Road)

Critical to the pace of market recovery are how industry players bid for the land parcels in the Reserve List, the prevailing policy on the reserve pricing, and new property-related initiatives to be introduced by the Government in restructuring the Singapore economy. Equally important factors are world political stability and sustained global economic recovery.

The office sector appears to have begun to stabilise in tandem with the economic recovery and in view of the limited new supply in the next three years. The completion of the MRT North East Line at the end of 2002 is expected to improve rental yields and capital values for retail outlets in Chinatown Point and in Central Mall.

The Seoul City Tower is virtually fully leased and the yield from this investment is approximately 11%. The Myeongdong Central, when fully completed and leased, is expected to yield more than 10% as well.

Hotels

Having undertaken significant rationalisation measures following 9/11, and having completed the bulk of the conversion of the Regal Hotels in the United States to the Millennium standard, we enter 2002 with a lower cost base. We are confident that the quality of the Group's assets and management experience shall position it to compete effectively both in the current climate and for the future.

Meanwhile we are seeing significantly improved occupancy in New York and some improvement in London, although rates in both markets have yet to recover fully. Likewise, in Asia and Australia/New Zealand, we have already seen signs of recovery.

As 2002 unfolds with political uncertainty in certain countries, it remains difficult to predict the pace of economic recovery. However, we are encouraged by the start to the year and we are confident that the Group's performance in the hotel sector in 2002 will be ahead of 2001.

We maintain our positive view of the global hotels market as a sector that offers substantial upside and continue to look for further suitable growth opportunities by securing more hotel management contracts from third parties.

City e-Solutions

Following the collapse of Internet-related businesses, we conducted a thorough review of this restructured subsidiary in late 2001 to realign our business to the new market conditions. We have scaled back on business development plans except for management and reservations distribution, and will review our strategy going forward.

Barring any unforeseen circumstances, the Group is expected to perform much better in 2002.

9. <u>Dividend</u>

(a) Present Period

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	15 % per ordinary share less tax
Par value of shares	$0.50 per ordinary share
Tax Rate	24.5%

(b) Previous Corresponding Period

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	15 % per ordinary share less tax
Par value of shares	$0.50 per ordinary share
Tax Rate	24.5%

(c) Total Annual Dividend

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	45,358	45,358
Preference	0	0
Total:	45,358	45,358

(d) Date payable

The dividend payment date will be announced at a later date.

(e) Books closing date

The notice of closure of books for the purpose of determining shareholders' entitlement to the proposed first and final dividend will be announced at a later date.

(f) Any other comments relating to Paragraph 9

NIL

10. Balance sheet

	Group		Company	
	2001	2000 (Restated)	2001	2000 (Restated)
	$'000	$'000	$'000	$'000
Non-Current Assets				
Property, plant and equipment	7,701,446	7,492,363	683,196	686,159
Investments in subsidiaries	-	-	2,124,806	2,124,806
Investments in associated companies	31,032	35,871	-	-
Investments in jointly controlled entities	216,025	248,355	63,385	63,385
Financial assets	22,570	32,518	16,825	16,825
Deferred financial charges	16,869	15,959	499	935
Intangible assets	277	1,563	-	-
Other non-current assets	122,554	137,830	15,923	98,089
Current Assets	3,829,366	3,666,157	3,075,747	2,421,937
Less:				
Current Liabilities	1,944,506	2,758,967	1,352,044	883,893
Net Current Assets	1,884,860	907,190	1,723,703	1,538,044
	9,995,633	8,871,649	4,628,337	4,528,243
Less:				
Non-Current Liabilities	4,414,531	3,367,700	1,201,161	1,158,803
Minority interests	1,611,882	1,593,603	-	-
NET ASSETS	3,969,220	3,910,346	3,427,176	3,369,440
CAPITAL AND RESERVES				
Share Capital	400,511	400,511	400,511	400,511
Reserves	3,568,709	3,509,835	3,026,665	2,968,929
	3,969,220	3,910,346	3,427,176	3,369,440

11. Details of any changes in the company's issued share capital

There was no change in the company's issued share capital during the year.

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/12/2001		As at 30/06/2001	
Secured	Unsecured	Secured	Unsecured
$264,441,000	$704,903,000	$367,968,000	$958,628,000

(b) Amount repayable after one year

As at 31/12/2001		As at 30/06/2001	
Secured	Unsecured	Secured	Unsecured
$2,861,341,000	$1,436,197,000	$2,571,914,000	$1,357,923,000

(c) Any other comments relating to Paragraph 12

NIL

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
27/03/2002

CITY DEVELOPMENTS LIMITED

Sale of Property at City Warehouse to Hong Leong Singapore Finance Limited

The Directors of City Developments Limited (the "Company" or "CDL") wish to announce that City Condominiums Pte Ltd ("CCPL"), a wholly owned subsidiary of the Company, has entered into a sale and purchase agreement with Hong Leong Singapore Finance Limited ("HLSF") for the sale by CCPL to HLSF of the Unit #04-15 in the building known as City Warehouse at No. 5 Kaki Bukit Road 2, Singapore 417839 (the "Property"). The Property has a leasehold tenure of 60 years commencing 17 December 1981, with an area of 413 square metres.

The purchase price for the Property is S$800,280.00. No discount was given to HLSF in respect of the purchase of the Property.

The Audit Committee of CDL has reviewed the terms and conditions of the sale of the Property and has approved the sale. The Audit Committee is of the view that the number and terms of the sale of the Property are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

HLSF is an associate of Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), a substantial shareholder of CDL. The Directors of CDL consider HLIH to be CDL's ultimate holding company.

The following Directors of CDL are also Directors of the respective companies specified:
- Messrs Kwek Leng Joo and Sim Miah Kian are directors of CPPL;
- Messrs Kwek Leng Beng, Kwek Leng Joo, Kwek Leng Peck, Tan I Tong and Sim Miah Kian are directors of HLSF; and
- Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck are directors of HLIH.

The following Directors of CDL also have shareholding interests in the respective companies specified below:
- Messrs Kwek Leng Beng, Kwek Leng Joo, Kwek Leng Peck, Sim Miah Kian, Tan I Tong and Foo See Juan have shareholding interests in HLSF; and
- Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck are Directors having shareholding interests in HLIH.

Save as disclosed herein, none of the directors of CDL has any interest, direct or indirect in the aforesaid transaction.

BY ORDER OF THE BOARD

Enid Ling Peek Fong
Company Secretary
25 March 2002

Submitted by Enid Ling Peek Fong, Company Secretary on 25/03/2002 to the SGX

CITY DEVELOPMENTS LIMITED

New subsidiary company

25 March 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804

Dear Sir,

New subsidiary company – Edenspring Properties Pte Ltd

Golden Rajah Restaurant (Private) Limited, a wholly-owned subsidiary of Singapura Developments (Private) Limited, which in turn is a wholly-owned subsidiary of the Company, has recently incorporated the following company as its wholly-owned subsidiary:

Name of Company	:	Edenspring Properties Pte Ltd (formerly known as Hewison Investments Pte. Ltd.)
Date & Country of Incorporation	:	8 March 2002, Singapore
Authorised Share Capital	:	S$100,000/- divided into 100,000 ordinary shares of S$1/- each
Issued & Paid-up Share Capital	:	$2/- divided into 2 ordinary shares of $1/- each
Principal Activity	:	Investment holding, property owner and developer

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 25/03/2002 to the SGX